Mail Stop 4561

August 24, 2006

Mr. Stuart I. Greenwald
Treasurer
First Hartford Corporation
149 Colonial Rd.
Manchester, CT 06045

      Re: **First Hartford Corporation**
              Form 10-K for the Year Ended April 30, 2005
              Filed August 15, 2005
              File No. 0-08862

Dear Mr. Greenwald:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Steven Jacobs
              Accounting Branch Chief